1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 13, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F          x                        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                  No           x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2008

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2008/04/15:	Announcement of Chungwha Telecom’s sale of a real estate to Light Era Development Co., Ltd.

2. Announcement on 2008/04/15:	Announcement of the Chunhgwa Telecom’s subsidiary, Light Era Development, to aquire real estate from parent company.

3. Announcement on 2008/04/23:	Announcement of a supplement to the differences between ROC GAAP and US GAAP for 2007 financial statements

4. Announcement on 2008/04/24:	Announcement of the disposition of Fuh Hwa Total Return Fund

5. Announcement on 2008/04/24:	Announcement of change of financial reporting to ADSs’ holders, beginning in 2008

6. Announcement on 2008/04/24:	The report regarding the breach investigation of Chunghwa Telecom’s NT$ 4bn unrealized valuation loss

7. Announcement on 2008/04/25:	Supplement announcement regarding the Company’s annual general meeting on June 19, 2008.

8. Announcement on 2008/04/25:	The Board proposed to increase capital from retained earning and issue new shares

9. Announcement on 2008/04/25:	The Board proposed distribution of NT$4.26 cash dividend and 1% stock dividend per share

10. Announcement on 2008/04/28:	Chunghwa Telecom signed a contract for four-year maintenance and technical support for hardware and software of S12 digital switching system

11. Announcement on 2008/04/28:	The Company signed a four-year maintenance and technical support contract for 5ESS Digital Switching System Hardware and Software

12. Announcement on 2008/04/28:	Financial forecast information reviewed by an independent auditor

13. Announcement on 2008/04/29:	Chunghwa Telecom held investor conference call for the first quarter of 2008 operation results

14. Announcement on 2008/04/29:	To announce the differences for the first quarter of 2008 financial statements between ROC GAAP and US GAAP

15. Announcement on 2008/04/30:	The company contracted with Taiwan Lottery Co., Ltd

16. Announcement on 2008/04/30:	Correction of estimated earnings per share of 2008

17. Announcement on 2008/05/05:	Correction of consolidated earnings per share for year 2007

18. Announcement on 2008/05/06:	Explanation for the report that Tatung might lose order for set-up boxes from Chunghwa Telecom

19. Announcement on 2008/05/06:	Explanation of the report that Chunghwa Telecom establishes an IDC joint venture with Viettel in Vietnam

20. Announcement on 2008/05/09:	Chunghwa Telecom announces its unaudited financial results for April under ROC GAAP

21. Announcement on 2008/05/09:	April. 2008 sales

EXHIBIT 1

Announcement of Chungwha Telecom’s sale of a real estate to Light Era Development Co., Ltd.

Date of events: 2008/04/15

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): a piece of land located at No. 318, Sublot 2, Lot Cing-Nian,Wanhua District, Taipei City.

2. Date of the occurrence of the event: 2008/04/15

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: 903 square meters, equivalent to 273.16 p’ing, total land transaction price NT$ 155,699,775.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Light Era Development Co., Ltd., subsidiary of Chunghwa Telecom Co., Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

1. Reason for choosing the related party: Light Era Development, 100% owned by Chunghwa Telecom, is expected to help its parent company to maximize its real estate value.

2. Former trading counterparty, price, date: Directorate General of Telecommunaction; price: NT$74,497,500; date: 2000/04/06.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): According to the contract.

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Board of directors resolved the price by consulting with the two real estate appraisers firms who provide appraised amounts.

10. Name of the professional appraisal institution and its appraisal amount: Hong-syu,Wu, CHUNG LIEN Real Estate Appraisers Firm, with valuation of NT$ 151,438,518; Fong-Lin,Liao, Repro Appraiser Joint Firm, with valuation of NT$ 165,560,000.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: No

16. Concrete purpose or use of the acquisition or disposition: to create CHT real estate value, and increase efficiency for real estate management of CHT.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: No

EXHIBIT 2

Announcement of the Chunhgwa Telecom’s subsidiary, Light Era Development, to aquire real estate from parent company.

Date of events: 2008/04/15

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Land located at No. 318, Sublot 2, Lot Cing-Nian, Wanhua District, Taipei City.

2. Date of the occurrence of the event:2008/04/15

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: 903 square meters, equivalent to 273.16 p’ing, total land transaction price NT$ 155,699,775.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa Telecom Co., Ltd., parent company of Light Era Development Co., Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

1. Reason for choosing the related party: Light Era Development, 100% owned by Chunghwa Telecom, is expected to help its parent company to maximize its real estate value.

2. Former trading counterparty, price, date: Directorate General of Telecommunication; price: NT$74,497,500; date: 2000/04/06.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): According to the contract to be signed.

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Board of directors resolved the price by consulting with the two real estate appraisers firms who provide appraised amounts.

10. Name of the professional appraisal institution and its appraisal amount: Hong-syu, Wu, CHUNG LIEN Real Estate Appraisers Firm, with valuation of NT$ 151,438,518; Fong-Lin, Liao, Repro Appraiser Joint Firm, with valuation of NT$ 165,560,000.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: No

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To maximize asset value of parent company

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: No

EXHIBIT 3

Announcement of a supplement to the differences between ROC GAAP and US GAAP for 2007 financial statements

Date of events: 2008/04/23

Contents:

1. Date of occurrence of the event: 2008/04/23

2. Cause of occurrence: To announce a supplement to the differences between ROC GAAP and US GAAP for the company’s 2007 financial statement. In addition to the differences announced by the company on March 27, 2008, the presentations of weighted-average number of outstanding common shares and Earnings Per Share also differ from each GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): The weighted-average number of outstanding common shares have been retroactively adjusted for the capital reduction and the distribution of the stock dividends in 2007 under US GAAP. Such number has only been retroactively adjusted for the distribution of stock dividends under ROC GAAP. The Company reported EPS NT$4.56 for 2007 with weighted- average outstanding common shares of 10,577,805 thousand shares under ROC GAAP, and EPS NT$5.13 for 2007 with weighted-average outstanding common shares of 9,637,206 thousand shares under US GAAP.

4. Any other matters that need to be specified: The company’s earnings distribution and other activities regarding stockholders’ equity are based on the financial statements of ROC GAAP.

EXHIBIT 4

Announcement of the disposition of Fuh Hwa Total Return Fund

Date of events: 2008/04/24

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fuh Hwa Total Return Fund

2. Date of occurrence of the event: 2008/04/25

3. Volume, unit price, and total monetary amount of the transaction: Volume: 9,871,668.3 units; Unit price: NT$10.43; Total amount: NT$102,960,410

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuh Hwa Securities Investment Trust Co., LTD.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$2,960,410

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.01% of total assets; 0.02% of total stockholders’ equity; NT$115,309,670,000

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.43

16. Do the directors have any objection to the present transaction?: None

EXHIBIT 5

Announcement of change of financial reporting to ADSs’ holders, beginning in 2008

Date of events: 2008/04/24

Contents:

1. Date of occurrence of the event: 2008/04/24

2. Cause of occurrence: The Company decides to change the generally accepted accounting principles in which it reports its financial results from generally accepted accounting principles in the United States (“US GAAP”) to generally accepted accounting principles in the Republic of China (“ROC GAAP”) and provide reconciliations between ROC GAAP and US GAAP of net income and stockholders’ equity to holders of American Depositary Shares (the “ADSs”) listed on the New York Stock Exchange (“NYSE”), beginning in 2008.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): ROC GAAP differs in many respects from US GAAP and may result in significant financial results. The main reconciliations of statements of income and stockholders’ equity between ROC GAAP and US GAAP are: (1) employee bonuses and remuneration to directors and supervisors, (2) depreciation expenses, gain or loss on disposition of fixed assets, (3) provision for 10% tax on unappropriated earnings, and (4) presentation of EPS.

4. Any other matters that need to be specified: The company’s earnings distribution and other activities regarding stockholders’ equity are based on the financial statements of ROC GAAP.

EXHIBIT 6

The report regarding the breach investigation of Chunghwa Telecom’s NT$ 4bn unrealized valuation loss

Date of events: 2008/04/24

Contents:

1. Name of the reporting media: Reports including The Liberty Times etc.

2. Date of the report: 2008/04/24

3. Content of the report: The report regarding the breach investigation of Chunghwa Telecom’s NT$ 4bn unrealized valuation loss

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

(1) In September 2007, the company entered into a foreign currency derivative trade KO (knock-out) for the purchase of U.S. Dollars. The mark-to-market valuation of the trade is subject to factors which include spot, volatility of exchange rate, interest rate spread, strike price and residual tenor of the contract.

(2) The information related to the contract has been disclosed on the company’s financial report of third quarter 2007. The company held an investor conference and distributed press release on 5th March, 2008 to report information regarding the accumulated unrealized valuation loss of the trade up to NT$ 4bn as the end of February 2008. The accumulated unrealized valuation loss was NT$3.08bn as the end of March 2008. Comparing to that of Feb. for NT$4.03bn, NT$951mn valuation loss has been written-off in March.

(3) The contract was done for financial hedge purpose; any changes to the valuation of the contract to be stated on the income statement were according to Financial Accounting Standard Statement No.34 under ROC GAAP. It is for accounting purpose only and does not reflect the actual cash flows.

6. Countermeasures: none

7. Any other matters that need to be specified: None

EXHIBIT 7

Supplement announcement regarding the Company’s annual general meeting on June 19, 2008.

Date of events: 2008/04/25

Contents:

1. Date of the board of directors resolution: 2008/04/25

2. Date for convening the shareholders’ meeting: 2008/06/19

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Panchiao City, Taipei County, R.O.C)

4. Cause or subjects for convening the meeting:

(1) Reports:

a.	2007 business report.

b.	2007 supervisors’ audit report.

c.	Amendments to the Company’s Procedures for Board Meetings.

d.	Status of the Company’s implementation of its share repurchase program for its treasury stocks.

(2) Issues to be approved by shareholders:

a.	To accept 2007 business report and financial statements.

b.	To approve the proposal for distribution of 2007 earnings.

(3) Issues to be discussed:

a.	To revise the Articles of Incorporation.

b.	To approve the proposal for issuance of new shares.

c.	To revise the Procedures for Acquisitions or Disposal of Assets.

(4) Other business and special motions.

5. Book closure starting and ending dates: 2008/04/21~2008/06/19

6. Any other matters that need to be specified: None

EXHIBIT 8

The Board proposed to increase capital from retained earning and issue new shares

Date of events: 2008/04/25

Contents:

1. Date of the board of directors resolution: 2008/04/25

2. Source of capital increase funds: 2007 earnings

3. Number of shares issued: 139,031,269 shares (including employee bonuses)

4. Par value per share: NT$10

5. Total monetary amount of the issue: NT$1,390,312,690

6. Issue price: N/A

7. Number of shares subscribed by or allotted to employees: 43,453,500 shares

8. Number of shares publicly sold: N/A

9. Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: Each shareholder will be entitled to receive a stock dividend of 10 shares for each 1,000 shares.

10. Method of handling fractional shares and shares unsubscribed by the deadline: If the stock dividends include any fractional shares, the shareholders concerned may arrange for pooling together their fractional shares to form one full share and register the same within 5 days after the record date. For the fractional share which cannot be pooled, the distribution will be made in the form of cash in dollar amount calculated at par value. Such fractional shares will be purchased by persons arranged by the Chairman.

11. Rights and obligations of the newly issued shares: Same as existing shares

12. Utilization of the funds from the capital increase: To finance for long-term development

13. Any other matters that need to be specified: None

EXHIBIT 9

The Board proposed distribution of NT$4.26 cash dividend and 1% stock dividend per share

Date of events: 2008/04/25

Contents:

1. Date of the board of directors resolution: 2008/04/25

2. Type and monetary amount of dividend distribution: Chunghwa Telecom’s Board of Directors proposed to distribute a cash dividend of NT$4.26 per share and 1% stock dividend.

3. Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom signed a contract for four-year maintenance and technical support for hardware and software of S12 digital switching system

Date of events: 2008/04/28

Contents:

1. Date of occurrence of the event: 2008/04/28

2. Counterparty to the contract: Taiwan International Standard Electronics Ltd.

3. Relationship to the Company: Equity investee

4. Starting and ending dates or rescission date: 2008/05/01-2012/04/30

5. Major content (not applicable where rescinded): Four-year maintenance and technical support for hardware and software of S12 digital switching system amounted NT$701,629,179

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Maintenance of telecom equipment

8. Concrete purpose/objective (not applicable where rescinded): Maintenance of telecom equipment

9. Any other matters that need to be specified: None

EXHIBIT 11

The Company signed a four-year maintenance and technical support contract for 5ESS Digital Switching System Hardware and Software

Date of events: 2008/04/28

Contents:

1. Date of occurrence of the event: 2008/04/28

2. Counterparty to the contract: Taiwan International Standard Electronics Ltd.

3. Relationship to the Company: Equity investee

4. Starting and ending dates or rescission date: 2008/05/01~2012/04/30

5. Major content (not applicable where rescinded): The four-year maintenance and technical support contract for 5ESS Digital Switching System Hardware and Software amounted NT$725,118,041

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Maintenance Service for Telecom Equipment

8. Concrete purpose/objective (not applicable where rescinded): Maintenance Service for Telecom Equipment

9. Any other matters that need to be specified: None

EXHIBIT 12

Financial forecast information reviewed by an independent auditor

Date of events: 2008/04/28

Contents:

1. Date of occurrence of the event: 2008/04/25

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

(1)	Fiscal year of the financial forecast: 2008

(2)	Type of financial forecast: Complete

(3)	Date of board of directors resolution: 2008/04/25

(4)	Date of preparation, correction, or updating of the financial forecast: 2008/04/16

(5)	Reason for preparation of the financial forecast: Voluntary publicity

(6)	Reason for the correction or update and monetary amount affected: These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies.

(7)	Any other matters that need to be specified: None

6. Countermeasures: None

7. Any other matters that need to be specified: Publication date: April 29, 2008

EXHIBIT 13

Chunghwa Telecom held investor conference call for the first quarter of 2008 operation results

Date of events: 2008/04/29

Contents:

1. Date of the investor/press conference: 2008/04/29

2. Location of the investor/press conference: Teleconference

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: none

EXHIBIT 14

To announce the differences for the first quarter of 2008 financial statements between ROC GAAP and US GAAP

Date of events: 2008/04/29

Contents:

1. Date of occurrence of the event: 2008/04/29

2. Cause of occurrence: To announce the differences for the first quarter of 2008 financial statements between ROC GAAP and US GAAP

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the “Company”) reported net income attributable to shareholders of the parent of NT$10,716,108 thousand, earnings per share of NT$1.12 for the first quarter of 2008, and shareholders’ equity of NT$407,857,922 thousand (including minority interest of NT$3,014,081 thousand) as of March 31, 2008. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported net income attributed to shareholders of the parent of NT$10,279 million, earnings per share of NT$1.08 for the first quarter of 2008 and equity attributable to shareholders of the parent of NT$327,222 million as of March 31, 2008. The differences between ROC GAAP and US GAAP followed by the Company mainly come from depreciation expenses, gains on sale of fixed assets, provision for 10% undistributed retained earning tax, and EPS presentation.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 15

The company contracted with Taiwan Lottery Co., Ltd

Date of events: 2008/04/30

Contents:

1. Date of occurrence of the event: 2008/04/30

2. Counterparty to the contract: Taiwan Lottery Co., Ltd

3. Relationship to the Company: Nil

4. Starting and ending dates or rescission date: 2008/04/30~2013/12/31

5. Major content (not applicable where rescinded): The company will assist Taiwan Lottery to establish network platform of receiving multimedia information, by which to build relationship on new business

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): This project is expected to enhance the company’s integrating strength on IPTV platform and ICT business to facilitate future market development

8. Concrete purpose/objective (not applicable where rescinded): To enhance bi-party advantages and business

9. Any other matters that need to be specified: None

EXHIBIT 16

Correction of estimated earnings per share of 2008

Date of events: 2008/04/30

Contents:

1. Date of occurrence of the event: 2008/04/30

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Due to typo, correcting estimated earnings per share of 2008 to NT$4.47.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 17

Correction of consolidated earnings per share for year 2007

Date of events: 2008/05/05

Contents:

1. Date of occurrence of the event: 2008/05/05

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Due to typo, correcting consolidated earnings per share for year 2007 to NT$4.56.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 18

Explanation for the report that Tatung might lose order for set-up boxes from Chunghwa Telecom

Date of events: 2008/05/06

Contents:

1. Name of the reporting media: Econimic Daily News

2. Date of the report: 2008/05/06

3. Content of the report: Tatung might lose order for set-up boxes from Chunghwa Telecom

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom is currently under going the MSTV platform test. In addition to Tatung, there are several vendors authourized by Microsoft participating in the test.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 19

Explanation of the report that Chunghwa Telecom establishes an IDC joint venture with Viettel in Vietnam

Date of events: 2008/05/05

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/05/05

3. Content of the report: Chunghwa Telecom establishes a joint venture with Viettel in Vietnam

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: To follow the globalization road map and seize the opportunity derived from Vietnam’s strong growth in economy and ICT industry, Chunghwa has established an IDC joint venture, Viettel-CHT Company Limited, with Viettel Corporation in Vietnam. The paid-in capital is US$30 million, of which 70% is from Viettel and 30% from Chunghwa.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 20

Chunghwa Telecom announces its unaudited financial results for April under ROC GAAP

Date of events: 2008/05/09

Contents:

1. Date of occurrence of the event: 2008/05/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of April 2008, total revenue decreased by 1.7% year-over-year to NT$15.57 billion due to the tariff reduction in ADSL and mobile regulated by NCC. Operating income for the month was NT$5.1 billion, net income NT$4.1 billion, EPS NT$0.43. For the first four months this year, total revenue was NT$62.3 billion, a 1.9% increase year-over-year. Operating income for the first four months was NT$20.98 billion, net income 14.83 billion, EPS NT$1.55.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 21

Chunghwa Telecom

May 9, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2008

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Apr	Invoice amount	17,047,877	18,688,777	-1,640,900	-8.78%
Apr	Invoice amount	69,580,554	70,265,569	-685,015	-0.97%
Apr	Net sales	15,565,233	15,831,033	-265,800	-1.68%
Apr	Net sales	62,291,253	61,148,969	1,142,284	1.87%

b	Trading purpose: None